Exhibit 99.1

Regulated information	28 July 2016, 22.00 CET

Focus on filgotinib and cystic fibrosis

•	First half-year financial results:

•	Revenues €48.8 M, an increase of €11.9 M compared to H1 2015

•	Operating loss €24.3 M, an improvement of € 11.3 M compared to H1 2015

•	Cash on 30 June 2016 of €968.5 M

•	Ruling for reduced tax rate on filgotinib income

•	Solid execution of R&D programs

•	Successful conclusion of regulatory discussions for filgotinib in rheumatoid arthritis Phase 3 program

•	Expansion of cystic fibrosis collaboration with AbbVie

•	Favorable topline Phase 1 results in cystic fibrosis and osteoarthritis

•	Nomination of two fully proprietary pre-clinical candidates in inflammation

Webcast presentation tomorrow 29 July at 14.00 CET/8 AM ET,

www.glpg.com, +32 2 404 0659, code 4067587

Mechelen, Belgium; 28 July 2016 – Galapagos NV (Euronext & NASDAQ: GLPG) announces its unaudited first half-year results, which are further detailed in an online H1 2016 report published on the Galapagos website, www.glpg.com.

Galapagos reported financial results in line with expectations and solid progress in its R&D programs. The filgotinib FINCH Phase 3 program in rheumatoid arthritis (RA) is expected to start shortly and preparations for the Phase 3 program in Crohn’s disease and the Phase 2/3 program in ulcerative colitis are underway for a start later this year as well. At its annual R&D update Galapagos announced substantial progress in its cystic fibrosis programs with AbbVie, conducting several Phase 1 and 2 clinical studies. Finally, the rest of the pipeline made encouraging progress with the start of the FLORA Phase 2a study with GLPG1690 in idiopathic pulmonary fibrosis, the start of a Phase 1 study with novel monoclonal antibody MOR106, encouraging osteoarthritis biomarker data for GLPG1972 in Phase 1 and the nomination of two fully proprietary pre-clinical candidates in idiopathic pulmonary fibrosis and atopic dermatitis. With regard to the Gilead filgotinib collaboration, Galapagos received a confirmation ruling from the Belgian Ministry of Finance that the collaboration agreement benefits from the Belgian patent income deduction, which allows Galapagos to deduct 80% of patent-related income from its taxable income. The ruling is valid for five years and an extension can be requested thereafter.

“I am pleased with the results over the first six months, both financially as well as in our R&D,” said Onno van de Stolpe, CEO. “The main focus of the investors has been on our cystic fibrosis and filgotinib programs. We are pleased with the successful outcome of the RA discussions between Gilead and the regulatory authorities. We expect to have filgotinib in two Phase 3 studies and one Phase 2/3 study before year end, which is a hallmark for Galapagos. In cystic fibrosis we are on track to nominate the triple combo therapy with the aim to start treating class II patients in clinical trials in 2017.”

“In the first half of 2016 Galapagos was selected for inclusion in the AEX and the BEL20, the primary indices in Amsterdam and Brussels, respectively. This confirms the strong progress Galapagos has been making over the past years,” said Bart Filius, CFO. “Our revenues in the first half of 2016 have gone up by 32%, and the cash generating part of revenues has nearly tripled compared to the same period last year1. With a cash position of close to €1 billion, we are well positioned to execute on our promising pipeline. We confirm our cash burn guidance for the full year within the range of €100 – 120 million, excluding payments from Gilead for filgotinib.”

Key figures First Half-year Report 2016 (unaudited)

(€ millions, except basic income/loss per share)

	30 June 2016 Group Total	30 June 2015 Group Total
Revenues	48.8	36.9
R&D expenditure	(62.4)	(63.3)
G&A and S&M expenses	(10.7)	(9.2)
Operating loss	(24.3)	(35.6)
Fair value re-measurement of share subscription agreement[1]	57.5
Other net financial result	(0.9)	(0.1)
Taxes	—	1.5
Net result	32.2	(34.2)
Basic income/loss (-) per share (€)	0.71	(1.06)
Diluted income/loss (-) per share (€)	0.69	(1.06)
Cash, Cash equivalents and Restricted cash	968.5 [3]	404.6 [2]

Notes:

1)	reflects non-cash financial asset adjustment resulting from the Gilead subscription agreement, which offsets the negative €30.6 million non-cash adjustment booked in Q4 2015
2)	including €7.2 million of restricted cash
3)	including €8.0 million of restricted cash

First Half-year Report 2016

A detailed First Half-year Report for 2016 is available at www.glpg.com/financial-reports. Printed versions of the report can be requested via ir@glpg.com.

[1]	Increase in cash income includes $20 M in milestones from AbbVie for the cystic fibrosis program in H1 ‘16

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow (29 July 2016) at 14:00 Central European Time (CET), which will also be webcast. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

CODE: 4067587

USA:	+1 719 457 2086
UK:	+44 203 043 2003
Netherlands:	+31 20 721 9251
France:	+33 1 7677 2274
Belgium:	+32 2 404 0659

A question and answer session will follow the presentation of the results. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people’s lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 460 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
+1 781 460 1784 Paul van der Horst Director Business Development & IR +31 6 53 725 199	+31 6 53 591 999 communications@glpg.com
ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the guidance from management (including guidance regarding the expected cash burn during financial year 2016), financial results, timing of clinical trials, and interaction with regulators. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its 2016 revenues and financial results and 2016 operating expenses may be incorrect (including because one or more of its assumptions underlying its revenue or expense expectations may not be realized), Galapagos’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.